

May 8, 2015

Via E-mail
William E. Siwek
Chief Financial Officer
TPI Composites, Inc.
8501 N. Scottsdale Rd.
Gainey Center II, Suite 280
Scottsdale, AZ 85253

> **Re: TPI Composites, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted April 27, 2015**
> **CIK No. 0001455684**

Dear Mr. Siwek:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We are currently processing your pending request for confidential treatment relating to exhibits 10.7, 10.8 and 10.9. We may have additional comments on your disclosure when we have completed that review. Please be advised that we will not be in a position to declare this registration statement effective until we resolve any issues concerning the confidential treatment request.

2.   We note you have not filed your supply agreement with General Electric related to your operations in Mexico. Please include this agreement as an exhibit to your registration statement or advise.

Industry and Market Data, page i

3.   We are unable to locate in your supplemental materials the projected growth in the wind blade industry through 2019 or actual 2014 total wind blade revenue. Please advise or revise**.**

Management's Discussion and Analysis, page 54

4.   We note your added disclosure in response to prior comment 9. Please provide a copy of the MAKE report that clearly marks the information that you reference.

Key Operating Metrics, page 62

5.   Please expand your response to prior comment 15 to clarify, if possible, what percentage of your customers' worldwide installed MWs is attributable to your results of operations distinguished from the amount that you believe is your addressable market.

Liquidity and Capital Resources, page 70

6.   We note your additional disclosures provided on page 71. Provide additional details about your arrangements affecting your ability to repatriate funds from China to the United States. Specifically, address the restrictions placed upon you by your Chinese lender and the Bank of China, if these two are different. Also, discuss the material terms of your royalty and business services arrangements.

Global Wind Energy Market, page 81

7.   We note your response to prior comment 4 and that there are a number of assumptions underlying the supplemental IEA report that you provided. Please disclose the material assumptions underlying this table. Also, balance your disclosure with the statistical challenges of renewable energy data discussed on page 24 of the report.

GE Wind, page 98

8.   We note your response to prior comment 22; however, if you choose to cross reference, please be sure all required information is disclosed, including but not limited to, the basis on which GE Wind is a related party, the approximate dollar amount involved in each agreement, and any other material terms of the four agreements. Refer to Item 404 of Regulation S-K.

<u>Certain Relationships and Related Party Transactions, page 119</u>

9.   We note your response to prior comment 23. Please disclose what the exercise price of the series B preferred and super warrants will be once these warrants convert to warrants to purchase common stock.

<u>Note 20 – Segment Reporting, page F-33</u>

10.   We note your response to prior comment 34. It appears from your response that revenues attributable to China and Turkey are significant. However, we do not see where you have presented such revenues separately in accordance with FASB ASC 280-10-50-41(a). Please explain to us how your current disclosure complies with this standard, or otherwise revise to comply.

        You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3528 with any other questions.

                                        Sincerely,

                                        /s/ Amanda Ravitz

                                        Amanda Ravitz
                                        Assistant Director

cc (via e-mail):   Ryan S. Sansom
                    Goodwin Procter LLP